Exhibit 99.4


              RECONCILIATION OF GAAP TO NON GAAP OPERATING RESULTS (U.S. dollars in thousands, except share and per share data)

                                                 THREE MONTHS                  THREE MONTHS                 SIX MONTHS
                                                ENDED JUNE 30,                ENDED MARCH 31,              ENDED JUNE 30,
                                          --------------------------   --------------------------   --------------------------
                                              2006          2005           2006          2005           2006          2005
                                          ------------  ------------   ------------  ------------   ------------  ------------
GAAP costs of goods sold                     $160,779       $87,476       $174,380       $85,371       $335,159      $172,847
  Stock based compensation                       (187)          (45)          (204)          (49)          (391)          (94)
  Amortization of intangible assets               (92)            -            (90)            -           (182)            -
  Withholding taxes related to stock
    option grants                                (104)            -            (17)            -           (121)            -
                                          ------------  ------------   ------------  ------------   ------------  ------------
Non GAAP costs of goods sold                 $160,396       $87,431       $174,069       $85,322       $334,465      $172,753
                                          ============  ============   ============  ============   ============  ============

GAAP research and development, net            $12,996        $9,274        $11,290        $8,175        $24,286       $17,449
  Stock based compensation                       (726)         (225)          (821)         (245)        (1,547)         (470)
  Withholding taxes related to stock
    option grants                                (417)            -            (69)            -           (486)            -
                                          ------------  ------------   ------------  ------------   ------------  ------------
Non GAAP research and development,
  net                                         $11,853        $9,049        $10,400        $7,930        $22,253       $16,979
                                          ============  ============   ============  ============   ============  ============

GAAP selling and marketing                    $13,666        $8,580        $13,921        $8,484        $27,587       $17,064
  Stock based compensation                       (691)         (296)          (978)         (321)        (1,669)         (617)
  Amortization of intangible assets              (329)            -           (322)            -           (651)            -
  Withholding taxes related to stock
    option grants                                (856)         (296)          (440)         (296)        (1,296)         (592)
                                          ------------  ------------   ------------  ------------   ------------  ------------
Non GAAP selling and marketing                $11,790        $7,988        $12,181        $7,867        $23,971       $15,855
                                          ============  ============   ============  ============   ============  ============

GAAP general and administrative                $9,199        $4,037         $4,973        $2,463        $14,172        $6,500
  Stock based compensation                       (710)         (156)        (1,014)         (172)        (1,724)         (328)
  Certain G&A expenses*                        (3,176)            -              -             -         (3,176)            -
  Withholding taxes related to stock
    option grants                                (515)            -            (85)            -           (600)            -
                                          ------------  ------------   ------------  ------------   ------------  ------------
Non GAAP general and administrative            $4,798        $3,881         $3,874        $2,291         $8,672        $6,172
                                          ============  ============   ============  ============   ============  ============

GAAP operating income                         $12,853       $12,268        $14,546       $12,502        $27,399       $24,770
  Stock based compensation                      2,314           722          3,017           787          5,331         1,509
  Amortization of intangible assets               421             -            412             -            833             -
  Certain G&A expenses*                         3,176             -              -             -          3,176             -
  Withholding taxes related to stock
    option grants                               1,892           296            611           296          2,503           592
                                          ------------  ------------   ------------  ------------   ------------  ------------
Non GAAP operating income                     $20,656       $13,286        $18,586       $13,585        $39,242       $26,871
                                          ============  ============   ============  ============   ============  ============

GAAP other income, net                             $0            $0         $1,184            $0         $1,184            $0
  Other income                                      -             -         (1,184)            -         (1,184)            -
                                          ------------  ------------   ------------  ------------   ------------  ------------
Non GAAP other income, net                         $0            $0             $0            $0             $0            $0
                                          ============  ============   ============  ============   ============  ============

GAAP taxes on income                           $1,112            $0         $1,414            $0         $2,526            $0
  Amortization of intangible assets               144             -            144             -            288             -
  Other income                                      -             -           (367)            -           (367)            -
                                          ------------  ------------   ------------  ------------   ------------  ------------
Non GAAP taxes on income                       $1,256            $0         $1,191            $0         $2,447            $0
                                          ============  ============   ============  ============   ============  ============

GAAP net income                                $3,133        $6,624         $5,651        $5,017         $8,784       $11,641
  Stock based compensation                      2,314           722          3,017           787          5,331         1,509
  Amortization of intangible assets               277             -            268             -            545             -
  Certain G&A expenses*                         3,176             -              -             -          3,176             -
  Withholding taxes related to stock
    option grants                               1,892           296            611           296          2,503           592
  Other income                                      -             -           (817)            -           (817)            -
                                          ------------  ------------   ------------  ------------   ------------  ------------
Non GAAP net income                           $10,792        $7,642         $8,730        $6,100        $19,522       $13,742
                                          ============  ============   ============  ============   ============  ============

Basic net earnings per share
  GAAP                                          $0.08         $0.18          $0.15         $0.14          $0.23         $0.32
                                          ============  ============   ============  ============   ============  ============
Non GAAP                                        $0.28         $0.21          $0.23         $0.17          $0.52         $0.38
                                          ============  ============   ============  ============   ============  ============

Diluted net earnings per share
  GAAP                                          $0.08         $0.17          $0.14         $0.13          $0.22         $0.30
                                          ============  ============   ============  ============   ============  ============
Non GAAP                                        $0.26         $0.19          $0.21         $0.16          $0.47         $0.35
                                          ============  ============   ============  ============   ============  ============

Weighted average number of shares
used in computing basic net
earnings per share
  GAAP                                     37,957,382    36,039,809     37,596,152    35,748,892     37,776,767    35,894,351
                                          ============  ============   ============  ============   ============  ============
  Non GAAP                                 37,957,382    36,039,809     37,596,152    35,748,892     37,776,767    35,894,351
                                          ============  ============   ============  ============   ============  ============

Weighted average number of shares
used in computing diluted net
earnings per share
  GAAP                                     42,465,375    41,070,719     41,344,978    38,479,010     41,905,177    39,774,865
                                          ============  ============   ============  ============   ============  ============
  Non GAAP                                 42,842,218    41,262,582     42,601,169    38,915,901     42,721,694    40,089,242
                                          ============  ============   ============  ============   ============  ============


* Certain G&A expenses include expenses attributable to the review of prior stock option grants and to the previously planned securities offering